

Mail Stop 4720

March 5, 2018

JoAnn N. McMinn
Chief Financial Officer
Juniata Valley Financial Corp.
Bridge and Main Streets
P.O. Box 66
Mifflintown, PA 17059

> **Re:** **Juniata Valley Financial Corp.**
> **Registration Statement on Form S-4**
> **Filed February 26, 2018**
> **File No. 333-223237**

Dear Ms. McMinn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services

cc: Kimberly J. Decker, Esq.